                                                                   Exhibit 99.34

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited interim financial statements included herein as well as the audited consolidated financial statements for the year ended June 30, 2005 and the related notes, which are prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis ("MD&A") provides a review of the performance of the Company for the three-month period ended September 30, 2005 as compared to the three-month period ended September 30, 2004. This review was performed by management with information available as of November 3, 2005.

Where "we", "us", "our", "Transition" or the "Company" is used, it is referring to Transition Therapeutics Inc. and its wholly-owned subsidiaries, unless otherwise indicated. All amounts are in Canadian dollars, unless otherwise indicated.

Additional information relating to the Company, including the Company's most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

To the extent any statements made in this MD&A contain information that is not historical, these statements are forward-looking statements. Forward-looking statements are identified by words such as "expect", "believe", "intend", "anticipate", "will", "may", or other similar expressions. These forward-looking statements by their nature are not guarantees of the Company's future performance and involve risks and uncertainties that could cause the actual results to differ materially from those discussed in, or implied by, these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time this MD&A was prepared, but cautions the reader that these assumptions may ultimately prove to be incorrect due to certain risks and uncertainties including, but not limited to, the difficulty of predicting regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the Company's ability to finance, manufacture and commercialize its products, the protection of intellectual property and any other similar or related risks and uncertainties. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Given these uncertainties, the reader should not place undue reliance on these forward-looking statements.

OVERVIEW

Transition is a product-focused biopharmaceutical company, developing novel therapeutics for disease indications with large markets. The Company has two lead technologies, Islet Neogenesis Therapy ("I.N.T.(TM)") for the treatment of diabetes and Interferon Enhancing Therapy for the treatment of multiple sclerosis ("MS") and hepatitis C. These technologies have resulted in four lead products: E1-I.N.T.(TM) and GLP1-I.N.T.(TM) for the treatment of diabetes, MS-I.E.T. for the treatment of MS and HCV-I.E.T. for the treatment of hepatitis
C. Also, in conjunction with Ellipsis Neurotherapeutics Inc., the Company, is developing an Alzheimer's disease lead product

AZD-103, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease

GENERAL RISK FACTORS FOR THE BIOTECHNOLOGY INDUSTRY

Prospects for companies in the biopharmaceutical industry generally may be regarded as uncertain given the nature of the industry and, accordingly, investments in such companies should be regarded as highly speculative. It is not possible to predict, based upon studies in animals and early clinical data, whether a new therapeutic or device will prove to be safe and effective in humans or whether it will ultimately receive regulatory approval. In addition, there is also no assurance that adequate funds or relationships required to continue product development, such as those with employees, collaborators, or other third parties, will be available and sustained.

If a product is ultimately approved for sale, there is also no assurance that it will ever result in significant revenues or profitable operations. There are many factors such as competition, patent protection and the regulatory environment that can influence a product's profitability potential.

In addition, due to the speculative nature of this industry, market prices for securities of biotechnology companies may be highly volatile and subject to significant fluctuation and may not necessarily be related to the operating or other performances of such companies.

RECENT ACHIEVEMENTS

During the three months ended September 30, 2005, the Company achieved the following significant milestones:

     - Commenced patient enrolment in an exploratory Phase IIa clinical trial for its lead regenerative therapy E1- I.N.T.(TM) in type II diabetes patients;

     - Commenced patient enrolment for a Phase I/II clinical trial for its second Interferon Enhancing Therapy product, HCV-I.E.T., in patients with hepatitis C;

     - Commenced the clinical development of the Alzheimer's disease lead product AZD-103, a promising disease-modifying therapeutic candidate for the treatment of Alzheimer's disease;

     - Received the first anniversary payment of $475,000 from the sale of its subsidiary, Stem Cell Therapeutics Inc. To date, Transition has received $800,000 in cash payments and is entitled to anniversary payments totalling $2.7 million over the next three years plus royalties on product sales;

     - Published positive preclinical efficacy data with lead regenerative product E1- I.N.T.(TM) in the September issue of the journal, "Diabetes";

     - A study demonstrating E1- I.N.T.(TM) can stimulate the regeneration of human islet cells implanted into mice, was published in abstract form in the September issue of the "Canadian Journal of Diabetes";

     - The Company was issued US patent #6,908,611 claiming the use of Transition's interferon enhancer EMZ702 and interferons for the treatment of viral diseases, including the hepatitis C virus. The Company's patent portfolio currently includes 11 issued patents and patent applications pending in multiple jurisdictions throughout the world.

Subsequent to the quarter end, the Company:

     - Acquired the Optimol(TM) Lead Discovery technology, a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. In addition, the Company has acquired a pipeline of lead drug candidates targeting osteoporosis and cancer as well as a discovery program identifying drug candidates to five of the most sought-after disease targets in clinical development today.

The Company's cash and cash equivalents were $18,041,813 at September 30, 2005, and the net working capital position was $18,912,586. The Company believes that it has adequate financial resources for anticipated expenditures until the middle of fiscal 2007.

STRATEGIC ACQUISITION

Effective November 1, 2005, the Company acquired assets of Protana Inc., a private company with two operating divisions, Optimol(TM) Lead Discovery division and Proteomic Services division. The Optimol(TM) Lead Discovery division includes a patented, state-of-the-art drug discovery system that will enable the Company to identify and optimize lead compounds in considerably less time than the current industry standard. Management has determined that the Proteomic Services division is not consistent with the Company's corporate strategy and has decided to sell the assets associated with this division. Under the terms of the agreement, the net proceeds received from the sale of the assets of the Proteomic Services division will be split equally with a group of specified creditors.

Under the terms of the agreement the Company has purchased assets from Protana Inc. in exchange for $3.0 million cash, assumption of approximately $3.0 million long-term debt secured by the acquired equipment [U.S. $2,543,372], and two million common shares valued at $1.48 million based on the closing share price on October 31, 2005.

PROGRAMS

Transition is focused on developing innovative therapies in several distinct areas of opportunity. Transition's vision is to build a company that has a strong foundation for growth based on multiple technologies and product opportunities, which reduces risk and enhances return. The Company's lead technologies, as well as the Alzheimer's program are described below.

I.N.T.(TM) FOR DIABETES

GENERAL

Insulin-dependent diabetes is a chronic, life-long disease that results when the pancreas produces no or too little insulin to properly regulate blood sugar levels. Insulin-dependent diabetics become dependent on administered insulin for survival. It has been estimated by the American Diabetes Association that there are approximately 4 to 5 million Americans suffering from this disease.

Transition has developed a patented diabetes therapy, which offers a new paradigm in the treatment of insulin-dependent diabetes. Transition's Islet Neogenesis Therapy is based on the discovery that a short course of naturally occurring peptides can regenerate insulin-producing cells in the body. Transition is currently actively developing two I.N.T.(TM) products in partnership with Novo Nordisk, E1- I.N.T.(TM) and GLP1- I.N.T.(TM). Transition has commenced enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the U.S.

LICENSING AGREEMENT

In August 2004, the Company signed a licensing agreement (the "LICENSING AGREEMENT") with Novo Nordisk to develop I.N.T.(TM) for the treatment of diabetes. Under the terms of the Licensing Agreement, Novo Nordisk received exclusive worldwide rights to the Company's I.N.T.(TM) technology except for I.N.T.(TM) for transplantation. In exchange for this license, Novo Nordisk agreed to make up-front and milestone payments which, assuming all development milestones are achieved, will total U.S. $48 million, an equity investment in the Company of $6 million, commercial milestone payments and royalty payments on future net sales and to also assume all costs for the development of the licensed I.N.T.(TM) technology.

To date, under the Licensing Agreement, in addition to a $6 million equity investment, the Company has received a total of $2,302,449 (U.S. $2,000,000). Of this total, $1,968,580 (U.S. $1,500,000) has been recorded as deferred revenue and will be recorded as licensing fee revenue over the term of the Licensing Agreement, which has been estimated as 15 years. Licensing fee revenue of $32,811 was recognized during the three-month period ended September 30, 2005 [three-month period ended September 30, 20004 - $10,937].

The remaining $333,869 (U.S. $265,908) was received for expenditures relating to a joint research program and has been recorded as deferred revenue until the corresponding research expenses are incurred.

In addition, under the terms of an agreement between the Company and the General Hospital Corporation ["GHC"], the Company paid to GHC sub-licensing fees of $132,400 [U.S. $100,000], in respect of certain payments received under the Licensing Agreement. These sub-licensing fees have been recorded as deferred charges and are being amortized as research and development expenses over the term of the Licensing Agreement.

E1- I.N.T.(TM)

Transition's first Islet Neogenesis Therapy product, E1- I.N.T.(TM), a combination of Transition's epidermal growth factor analogue ("E1") and gastrin analogue ("G1"), has completed two Phase I clinical trials, in which it was shown that E1-I.N.T.(TM) is safe to administer. Transition has commenced enrolment for its Phase IIa clinical trials for E1-I.N.T.(TM) in both type I and type II diabetics. These trials have been cleared by the Food and Drug Administration ("FDA") and are proceeding at multiple clinical sites in the U.S. These two clinical trials will be evaluating efficacy, safety and tolerability of a 28-day course of daily E1-I.N.T.(TM) treatments with a six-month follow-up. Interim data for both trials are expected in the second quarter of fiscal 2006 and final reports are expected in the second half of fiscal 2006.

Transition will fund development of these trials until Novo Nordisk takes over the program, at its option, at which point Novo Nordisk has agreed to retroactively reimburse the Company for costs incurred.

GLP1- I.N.T.(TM)

Transition's second Islet Neogenesis Therapy product, GLP1- I.N.T.(TM), a combination of one of the leading diabetes drug candidates, Glucagon-Like-Peptide-1 ("GLP-1"), with G1, is currently in pre-clinical development in partnership with Novo Nordisk.

EXPENDITURES FOR THE I.N.T.(TM) PROGRAM

During the three months ended September 30, 2005, the Company incurred direct research and development costs for this program as follows:

                                    I.N.T.(TM) PROGRAM (1)
                                    ----------------------
Clinical studies                           $282,428
Manufacturing and inventory usage          $369,623
Other direct research                      $ 17,330
                                           --------
TOTAL                                      $669,381
                                           ========

Notes:

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

I.E.T. FOR MS AND HEPATITIS C

GENERAL

Interferon Enhancing Therapy ("I.E.T.") is a key development initiative for Transition and has resulted in the discovery and development of two drug products: MS-I.E.T., which is currently in Phase II studies in patients with MS, and HCV-I.E.T. for hepatitis C, which is currently in a Phase I/II clinical trial in patients with hepatitis C.

MS-I.E.T. FOR MS

MS is a complex and progressive disease of the central nervous system in which the protective sheath around nerve fibres, called myelin, is destroyed and replaced by sclerotic patches or plaques. The result is a disruption of the flow of messages from the brain and a loss of motor function. According to the US National MS Society and the Multiple Sclerosis International Federation, MS affects one in 1,000 individuals in the US and Europe; and an estimated 2.5 million individuals worldwide. Patients diagnosed with MS are typically between 20 to 40 years of age with the majority being female. Due to the chronic nature of the disease, MS patients need chronic treatment.

Interferon-based products are one of the primary therapeutic options for the treatment of MS and are used to slow disease progression and palliate symptoms. However, these treatments are not effective in all patients, may have limited duration of benefit and possess a side effect profile that reduces utility. Interferon-based products for MS have annual sales in excess of US $3.4 billion representing approximately 70% of the MS therapeutic market.

To enhance the efficacy of interferon alone, the Company has developed MS-I.E.T., its first Interferon Enhancing Therapy product, which is the combination of the Company's EMZ701 and interferon-(beta). In pre-clinical studies, Transition has demonstrated that MS-I.E.T. is significantly more effective than interferon-(beta) alone in reducing both symptoms and pathologies associated with MS in multiple animal models. In a Phase I clinical trial, Transition's EMZ701 was well tolerated with a good safety profile.

In fiscal 2005, Transition commenced enrolment in a Phase II clinical trial for MS-I.E.T. in patients with MS. The Phase II study will enroll 40 relapsing/remitting MS patients currently on interferon-(beta) therapy showing renewed disease activity as evidenced by magnetic resonance imaging ("MRI") changes. After monitoring MRI activity for 12 weeks while on interferon-(beta) therapy alone, patients will receive weekly EMZ701 treatments in addition to their standard interferon-(beta) therapy for 24 weeks. The reporting of clinical data for this trial is expected in the first half of fiscal 2007.

HCV-I.E.T. FOR HEPATITIS C

Hepatitis C is a progressive disease of the liver caused by the hepatitis C virus. Currently, it is estimated there are about 170 million people worldwide who are infected with the hepatitis C virus, and 4 million of those are in the United States. Up to 80% of individuals infected with the virus are symptom-free initially, as the infection is typically mild in its early stages. As a result, diagnosis does not usually take place until liver damage has already occurred. Long-term effects of chronic hepatitis C infection include cirrhosis, liver failure and liver cancer. Current treatments for hepatitis C, including combination therapies, can eliminate the virus in approximately 55% of cases.

Transition has expanded its Interferon Enhancing Therapy to include a second product, HCV-I.E.T, which is indicated for the treatment of hepatitis C. HCV-I.E.T. combines Transition's interferon enhancer, EMZ702, with the current standard of care for hepatitis C, a combination therapy of interferon-(alpha) and ribavirin. EMZ702 has an excellent safety profile and the combination of EMZ702 with interferon-(alpha) and ribavirin in surrogate models for hepatitis C has demonstrated a two to three fold increase in anti-viral potency compared to interferon-(alpha) and ribavirin alone.

In July 2005, Transition commenced enrolment for a Phase I/II clinical trial for HCV-I.E.T. in hepatitis C patients. The clinical trial is designed to evaluate HCV-I.E.T.'s ability to produce a positive therapeutic response in patients who have failed to respond to previous treatment with interferon-(alpha) and ribavirin. This population of hepatitis C patients currently has no treatment alternatives and is estimated to represent nearly 45% of all hepatitis C patients.

The Phase I/II study is being conducted in centres across Canada. Patients receive twice-weekly treatments of EMZ702 administered in combination with standard interferon-(alpha) and ribavirin therapy for a period of 12 weeks. Among many endpoints, the primary efficacy endpoint will be the reduction of HCV RNA viral load, a clinical endpoint indicative of positive response to therapy. Transition expects interim data for this trial in the second quarter of fiscal 2006.

EXPENDITURES FOR THE I.E.T. PROGRAM

During the three months ended September 30, 2005, the Company incurred direct research and development costs for this program as follows:

                                    I.E.T. PROGRAM (1)
                                    ------------------
Clinical studies                         $128,575
Manufacturing and inventory usage        $ 96,908
Other direct research                    $  6,615
                                         --------
TOTAL                                    $232,098
                                         ========

Notes:

(1) These costs are direct research costs only and do not include, patent costs, investment tax credits, salaries and benefits or an allocation of Company overhead.

ENI'S ALZHEIMER PROGRAM

In November, 2004, the Company acquired a 17% interest in ENI, a company developing therapeutics for Alzheimer's disease. During the three-month period ended September 30, 2005, this interest increased to 18.5% as the Company met the first milestone and earned 100,000 ENI common shares.

Alzheimer's disease is a progressive brain disorder that gradually destroys a person's memory and ability to learn, reason, make judgments, communicate and carry out daily activities. As Alzheimer's disease progresses, individuals may also experience changes in personality and behavior, such as anxiety, suspiciousness or agitation, as well as delusions or hallucinations. In late stages of the disease, individuals need help with dressing, personal hygiene, eating and other basic functions. People with Alzheimer's disease die an average of eight years after first experiencing symptoms, but the duration of the disease can vary from three to 20 years.

The disease mainly affects individuals over the age 65 and it is estimated over 18 million people are suffering from Alzheimer's disease worldwide. The likelihood of developing late-onset Alzheimer's approximately doubles every five years after age 65. By age 85, the risk reaches nearly 50 percent. In the U.S., Alzheimer's disease is the fourth leading cause of death and current direct/indirect costs of caring for an estimated 4.5 million Alzheimer's disease patients are at least U.S. $100 billion annually. Scientists have so far discovered at least one gene that increases risk for late-onset disease.

Current FDA approved Alzheimer's disease medications may temporarily delay memory decline for some individuals, but none of the currently approved drugs is known to stop the underlying degeneration of brain cells. Certain drugs approved to treat other illnesses may sometimes help with the emotional and behavioral symptoms of Alzheimer's disease. With an aging population, there is a great need for disease-modifying compounds that can slow or reverse disease progression.

THE NEXT STEPS

Transition's goal for each of the above programs is to achieve product approval and ultimately significant revenues or royalties. To achieve product approval, the Company must successfully complete clinical trials and achieve regulatory approval. The stage of development of the Company's two lead programs and ENI's Alzheimer program (of which Transition holds a 18.5% equity interest) are illustrated below:

ISLET NEOGENESIS THERAPY (I.N.T.(TM))
DIABETES

                                     (CHART)

INTERFERON ENCHANCING THERAPY (I.E.T.)
MULTIPLE SCLEROSIS
HEPATITIS C

                                     (CHART)

DISEASE-MODIFYING SMALL MOLECULES
ALZHEIMER'S DISEASE

                                     (CHART)

A summary of the expected timelines for fiscal 2006 for the Company's current clinical trials is as follows:

                                     (CHART)

In addition to rapidly advancing the clinical development of its products, Transition also remains focused on pursuing partnership discussions for its two I.E.T. products and seeking out opportunities to expand its pipeline with new and innovative technologies.

RESULTS OF OPERATIONS

For the three months ended September 30, 2005, the Company recorded a net loss of $4,322,288 ($0.04 per common share) compared to a net loss of $2,543,441 ($0.02 per common and Class B share) for the three months ended September 30, 2004. This increase of $1,778,847 or 70% is primarily due to the following: an increase in research and development and general and administrative expenses, a decrease in the recovery of future income taxes and the recognition of equity losses relating to ENI and SCT partially offset by an increase in revenues and a decrease in amortization.

RESEARCH AND DEVELOPMENT, NET

Research and development, net increased to $1,479,694 for the three months ended September 30, 2005 from $758,852 for the same period in fiscal 2004. This increase of $720,842 or 95% was primarily the result of an increase in clinical program expenses relating to the Company's I.E.T. and I.N.T.(TM) on-going clinical trials and the full quarter impact of strengthening the Company's product development team.

The Company anticipates that research and development expenses will increase during the second quarter of fiscal 2006, as it continues the Phase I/II clinical trial for HCV-I.E.T. in patients with Hepatitis C and continues to enroll patients in the MS-I.E.T. Phase II clinical trial.

GENERAL AND ADMINISTRATIVE

General and administrative expenses increased to $692,313 for the three months ended September 30, 2005 from $600,944 for the three months ended September 30, 2004. This increase of $91,369 or 15% primarily resulted from increased corporate development activities, relocation of the Company's office facilities and the full impact of strengthening the management team. The Company anticipates that general and administrative expenses will remain consistent for the second quarter of fiscal 2006.

INTEREST INCOME, NET

Interest income for the three months ended September 30, 2005, was $93,784 as compared to $104,505 for the three months ended September 30, 2004. This decrease of $10,721 or 11% in interest income primarily resulted from decreased cash balances. In the absence of additional financing, interest income is expected to decrease during the second quarter of fiscal 2006.

CAPITAL EXPENDITURES

During the three months ended September 30, 2005, the Company's capital expenditures were $102,591, as compared to $2,419 for the three months ended September 30, 2004. The increase in capital expenditures resulted from computer equipment additions and the relocation of the Company's office facilities. The Company does not anticipate any capital expenditures during the second quarter of fiscal 2006 other than the assets acquired from the Protana acquisition.

SCT ANNIVERSARY PAYMENT

On October 4, 2004, the Company signed an agreement to sell one of its wholly-owned subsidiaries, SCT, whose only significant asset is technology. SCT is developing a series of regenerative therapies for the treatment of neurological diseases including stroke and Parkinson's disease. The agreement includes an upfront cash payment of $325,000, anniversary payments totaling $3.175 million that may be settled in either cash or shares at the option of the purchaser, and royalties on sales and other income.

During the three-month period ended September 30, 2005, the Company received the first anniversary payment of $475,000 in cash. Total payments received to date in the amount of $800,000, net of disposition costs of $58,403, have been recorded against the assets transferred.

ENI

Effective November 4, 2004, the Company acquired a 17% interest in Ellipsis Neurotherapeutics Inc. ["ENI"] with the potential to increase this interest to approximately 52% through a share exchange at the option of certain ENI shareholders and consideration for the Company's management services. ENI is developing a series of compounds for the treatment of Alzheimer's disease.

Through leading the development of the ENI products, the Company will have the potential to earn up to 1,600,000 ENI common shares, over the 24-month period ending November 4, 2006, through the achievement of milestones. The fair value of any ENI common shares earned will be recorded as revenue at the time the milestone is achieved.

During the three-month period ended September 30, 2005, the Company achieved the first milestone and earned 100,000 ENI common shares. The fair value of the ENI common shares has been recorded as management fee revenue and the investment in ENI has increased to 18.5% accordingly.

SUMMARY OF QUARTERLY RESULTS

The following table is a summary of selected quarterly consolidated financial information of the Company for each of the eight most recently completed quarters ending at September 30, 2005.

                                  FIRST       SECOND        THIRD       FOURTH
                                 QUARTER      QUARTER      QUARTER      QUARTER
                               ----------   ----------   ----------   ----------
2006
Revenue                        $  114,901
Net loss (1)                   $4,322,288
Basic and fully diluted
   net loss per Common Share   $     0.04

2005
Revenue                        $   10,937   $   32,811   $   32,811   $   32,811
Net loss (1)                   $2,543,441   $3,660,041   $3,504,427   $4,515,199
Basic and fully diluted
   net loss per Common and
   Class B Share               $     0.02   $     0.03   $     0.03   $     0.04

2004
Revenue                                     $       --   $       --   $       --
Net loss (1)                                $2,574,126   $2,985,493   $2,706,956
Basic and fully diluted
   net loss per Common and
   Class B Share                            $     0.03   $     0.03   $     0.03

Notes:

(1) Net loss before discontinued operations and extraordinary items was equivalent to the net loss for such periods.

(2) Class B shares were removed from the Company's authorized share capital in December, 2004.

The quarterly results of Transition have remained fairly stable with fluctuation primarily the result of changes in activity levels of the clinical trials being performed by the Company, amortization of the technology acquired through the acquisition of SCT, recognition of equity losses relating to ENI and SCT, changes in the recovery of future income taxes, expensing of stock options and the structure of the Company's management team.

CRITICAL ACCOUNTING ESTIMATES

The Company's critical accounting estimates are as described in the Company's annual MD&A, which can be found on SEDAR at www.SEDAR.com.

CHANGES AND ADOPTIONS OF ACCOUNTING POLICIES

The Company has not adopted any new accounting policies during the three-month period ended September 30, 2005.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

The Company commenced operations in July 1998, and has devoted its resources primarily to fund its research and development programs. All revenue to date has been generated from interest income on surplus funds, licensing fees and management fees relating to ENI. The Company has incurred a cumulative deficit to September 30, 2005 of $50,808,378. Losses are expected to continue for the next several years as the Company invests in research and development, pre-clinical studies, clinical trials, manufacturing and regulatory compliance.

Since inception, the Company has been financed primarily from public and private sales of equity, the exercise of warrants and stock options and interest earned on cash deposits and short-term investments.

The Company's cash and cash equivalents and the Company's working capital position were $18,041,813 and $18,912,586, respectively, at September 30, 2005, decreased from June 30, 2005 balances of $20,598,969 and $20,284,440, respectively. The decrease is the net result of expenditures incurred during the three-month period ended September 30, 2005, partially offset by the first anniversary payment from SCT of $475,000. The Company believes that it has adequate financial resources for anticipated expenditures until the middle of fiscal 2007.

The success of the Company is dependent on its ability to bring its products to market, obtain the necessary regulatory approvals and achieve future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company's ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company's ability to fund these programs going forward.

FINANCING ACTIVITIES

The Company did not have any financing activities during the three-month period ended September 30, 2005.

CONTRACTUAL OBLIGATIONS

At September 30, 2005, the Company is committed to aggregate expenditures of $61,000 under its collaboration agreements. In addition, the Company is committed to aggregate expenditures of approximately $3,637,109 for clinical and toxicity studies to be completed during fiscals 2006 and 2007 and approximately $47,581 for manufacturing agreements.

OUTSTANDING SHARE DATA

AUTHORIZED

The authorized share capital of the Company consists of an unlimited number of common shares with no par value.

The common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

ISSUED AND OUTSTANDING

The following details the issued and outstanding equity securities of the
Company:

COMMON SHARES

As at November 3, 2005 the Company has 122,096,077 common shares outstanding.

SHARE PURCHASE WARRANTS

The following is a summary of the share purchase warrants outstanding as at November 3, 2005:

                                        NUMBER OUTSTANDING   EXERCISE PRICE
    ISSUE DATE         EXPIRY DATE              (#)                ($)
    ----------      -----------------   ------------------   --------------
February 24, 2004   February 24, 2006        1,384,615            $1.00

Each share purchase warrant entitles the holder, upon exercise and full payment of the exercise price, to acquire one common share of the Company until they expire on

February 24, 2006. At November 3, 2005, on an if-converted basis, these share purchase warrants would result in the issuance of 1,384,615 common shares for aggregate proceeds of $1,384,615.

STOCK OPTIONS

As at November 3, 2005, the Company has 2,815,665 stock options outstanding (on an after exchanged basis for Waratah options) with exercise prices ranging from $0.28 to $3.30 and expiry dates ranging from November 17, 2005 to July 7, 2009. At November 3, 2005, on an if-converted basis, these stock options would result in the issuance of 2,815,665 common shares at an aggregate exercise price of $3,301,250.

RISKS AND UNCERTAINTIES

The Company's risks and uncertainties are as described in the Company's annual MD&A, which can be found on SEDAR at www.SEDAR.com.